2021 & 2022 Unaudited Consolidated Financial Statements
of
Wind Harvest International, Inc.

April 26, 2023

I, Kevin Wolf, certify that the financial statements of Wind Harvest International, Inc. included in this Form are true and complete in all material respects. The financial statements delivered are prepared on a consolidated basis and have been prepared in accordance with GAAP consistently applied and fairly present the financial condition and results of operations of Wind Harvest International, Inc. as of April 26, 2023 for the fiscal years ended December 31, 2021 & 2022.

Kevin Wolf
Chief Executive Officer

WIND HARVEST INTERNATIONAL, INC.
Consolidated Balance Sheets
As of December 31,
(Unaudited)

		2022		2021
ASSETS				
Current assets:				
Cash and cash equivalents	$	2,761	$	96,845
Accounts receivable		5,187		-
Subscription receivable		56,056		-
Inventory		284,783		122,345
Prepaids and other current assets		-		39,724
Total current assets		348,787		258,914
Property and equipment				
Computer equipment		11,451		-
Less - accumulated depreciation		(3,498)		-
Net property and equipment		7,953		-
Other assets -				
Security deposits		40,500		-
Total other assets		40,500		-
Total assets	$	397,240	$	258,914
LIABILITIES AND STOCKHOLDERS' DEFICIT				
Current liabilities:				
Accounts payable (including credit cards)	$	844,238	$	213,420
Accrued expenses		20,816		51,751
Interest payable		171,651		137,703
Current maturities of long-term debt (including accrued Interest)		522,281		-
Total current liabilities		1,558,986		402,874
Long term debt, net of current maturities				
Accrued interest payable -		1,287,680		4,164,301
Notes payable		2,258,985		4,542,888
Convertible notes payable -		1,452,500		4,242,000
Total long term debt, net of current maturities		4,999,165		12,949,189
Total liabilities		6,558,151		13,352,063
Stockholders' deficit				
Preferred stock, par value		9,284		9,284
Common stock, par value		1,856		1,856
Additional paid-in capital		12,553,476		4,931,390
Accumulated deficit		(18,725,527)		(18,035,679)
Total stockholders deficit		(6,160,911)		(13,093,149)
Total Liabilities and stockholders' deficit	$	397,240	$	258,914

WIND HARVEST INTERNATIONAL, INC.
Consolidated Statement of Operations
For the Years Ended December 31,
(Unaudited)

	2022	2021
Net revenues	$ -	$ -
Operating expenses:		
Product development and optimization	745,454	1,005,146
Project Development	201,786	-
Sales and marketing	77,679	91,081
General and administrative	1,003,299	738,436
Total operating expenses	2,028,219	1,834,663
Loss from operations	(2,028,219)	(1,834,663)
Other income (expenses), net		
Other income	2,073,016	1,589
Interest expense	(710,518)	(772,502)
Depreciation	(3,498)	-
Amortization of debt discount	(20,628)	(24,673)
Total other income (expenses), net	1,338,371	(795,586)
Provision for income taxes -	-	-
Net loss	$ (689,848)	$ (2,630,249)
Weighted average common shares outstanding -		
basic and diluted	18,560,000	18,560,000
Net loss per common share - basic and diluted	$ (0.04)	$ (0.14)

WIND HARVEST INTERNATIONAL, INC
Consolidated Statements of Cash Flows
For the Years Ended December 31,
(Unaudited)

	2022	2021
OPERATING ACTIVITIES		
Net Income (loss)	$ (689,848)	$ (2,630,249)
Adjustments -		
Depreciation	3,498	-
Amortization of Debt Discount	20,628	24,673
Other Income -Cancellation of Indebetdness-Non Cash	(2,014,418)	-
Changes in Operating Assets & Liabilities		
(Increase) Decrease in Operating Assets		
Accounts Receivable (Including Subscriptions)	(61,243)	-
Inventory	(162,438)	(122,345)
Prepaid Expenses	39,724	(39,724)
Deferred Financing Costs & Deposits	(40,500)	-
Increase (Decrease) in Operating Liabilities		
Accounts Payable	630,818	175,869
Accrued Liabilities	(30,935)	51,751
Accrued Interest	33,948	736,129
Current Maturities of Long Term Debt	522,281	-
Net Cash Provided (Used) By Operating Activities	(1,748,484)	(1,803,896)
INVESTING ACTIVITIES		
Additions to Property & Equipment	(11,451)	-
Net Cash Provided (Used) By Investing Activities	(11,451)	-
FINANCING ACTIVITIES		
Notes Payable -		
Proceeds from New Borrowings	450,060	1,620,301
Increase in Accrued Interest	281,313	-
Principal Repayments -	(99,130)	(32,390)
Conversions to Preferred Stock	(2,671,443)	-
Debt Offering Costs	(26,418)	(32,318)
Net Increase (Decrease) in Notes Payable	(2,065,618)	1,555,593
Convertible Promissory Notes -		
Proceeds from New Borrowings	190,000	240,000
Increase in Accrued Interest	344,967	-
Conversions to Preferred Stock -	(4,425,585)	-
Net Increase (Decrease) in Convertible Promissory Notes	(3,890,618)	240,000
Issuances of Capital Stock -		
Series A Preferred Stock -		
Exercise of Warrants	374,430	11,996
Proceeds from New Preferred Stock Purchases	173,000	-

Conversion of Convertible Promissory Notes		7,097,028	-
Equity Offering Costs		(22,371)	-
Net Cash Provided (Used) By Financing Activities		1,665,851	1,807,589
NET INCREASE (DECREASE) IN CASH		(94,084)	3,693
BEGINNING CASH BALANCE		96,845	2,761
ENDING CASH BALANCE	$	2,761	$ 96,845

WIND HARVEST INTERNATIONAL, INC

Consolidated Statements of Changes in Stockholders' Deficit

(Unaudited)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount			
Balances at December 31, 2020	92,640,172	$ 9,264	18,560,000	$ 1,856	$ 4,884,823	$ (15,405,430)	$ (10,509,487)
Warrant exercise	240,000	20	-	-	11,976	-	11,996
Fair value of warrants issued	-	-	-	-	34,591	-	34,591
Net loss	-	-	-	-	-	(2,630,249)	(2,630,249)
Balance at December 31, 2021	92,880,172	9,284	18,560,000	1,856	4,931,390	(18,035,679)	(13,093,149)
Warrant exercise	7,488,592		-	-	374,430	-	374,430
Proceeds from new Preferred Stock purchases	1,922,222		-	-	173,000	-	173,000
Conversion of Convertible Promissory Notes	135,136,432		-	-	7,097,028	-	7,097,028
Equity offering costs	-	-	-	-	(22,371)	-	(22,371)
Net loss	-	-	-	-	-	(689,848)	(689,848)
Balance at December 31, 2022	237,427,418	9,284	18,560,000	1,856	12,553,476	(18,725,527)	(6,160,911)

2020 & 2021 Audited Consolidated Financial Statements
of
Wind Harvest International, Inc.

July 22, 2022

Artesian CPA, LLC
Attn: Craig Denlinger, CPA
1624 Market Street, Suite 202
Denver, CO 80202

This representation letter is provided in connection with your audit of the consolidated financial statements of Wind Harvest International, Inc. (the "Company"), which comprise the consolidated balance sheets as of December 31, 2021 and 2020, and the related consolidated statements of operations, changes in stockholders' deficit, and cash flows for the years then ended, and the related notes to the consolidated financial statements, for the purpose of expressing an opinion as to whether the consolidated financial statements are presented fairly, in all material respects, in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

We confirm that we are responsible for the following:

a. The fair presentation in the consolidated financial statements of financial position, results of operations, and cash flows in conformity with accounting principles generally accepted in the United States of America (GAAP)
b. The design, implementation, and maintenance of programs and controls to prevent and detect fraud
c. Establishing and maintaining effective internal control over financial reporting.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in light of the surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

Except where otherwise stated below, immaterial matters less than $10,000 collectively are not considered to be exceptions that require disclosure for the purpose of the following representations. This amount is not necessarily indicative of amounts that would require adjustment to or disclosure in the consolidated financial statements.

We confirm that, to the best of our knowledge and belief, having made such inquiries as we considered necessary for the purpose of appropriately informing ourselves, as of July 22, 2022:

Consolidated Financial Statements

1. The consolidated financial statements referred to above are fairly presented in conformity with GAAP were prepared and approved by the Company prior to issuance.
2. The Company has provided to you all relevant information and access as agreed in the terms of the engagement letter.

3. There have been no communications from regulatory agencies concerning noncompliance with or deficiencies in financial reporting practices.
4. The Company has performed a risk assessment, including the assessment of the risk that the consolidated financial statements may be materially misstated as a result of fraud.
5. We have fulfilled our responsibilities, as set out in the terms of the audit engagement letter dated March 31, 2022, for the preparation and fair presentation of the consolidated financial statements in accordance with U.S. GAAP.
6. We acknowledge our responsibility for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
7. We acknowledge our responsibility for the design, implementation, and maintenance of internal control to prevent and detect fraud.
8. Significant assumptions used by us in making accounting estimates, including those measured at fair value, are reasonable.
9. Related party relationships and transactions have been appropriately accounted for and disclosed in accordance with the requirements of U.S. GAAP.
10. The effects of all known actual or possible litigation and claims have been accounted for and disclosed in accordance with U.S. GAAP, as applicable.
11. Guarantees, whether written or oral, under which the Company is contingently liable have been accounted for and disclosed in accordance with U.S. GAAP.
12. Significant estimates and material concentrations known to management have been disclosed in accordance with FASB Accounting Standards Codification 275, *Risks and Uncertainties*.
13. Other liabilities or gain or loss contingencies have been accrued or disclosed as required by FASB Accounting Standards Codification 450, *Contingencies*.

Information Provided

14. We have provided you with:
    - Access to all information, of which we are aware that is relevant to the preparation and fair presentation of the consolidated financial statements such as records, documentation and other matters;
    - Additional information that you have requested from us for the purpose of the audit;
    - Unrestricted access to persons within the entity from whom you determined it necessary to obtain audit evidence;
    - All minutes of the meetings of the Board of Directors or summaries or actions of recent meetings for which minutes have not yet been prepared.
15. All transactions have been recorded in the accounting records and are reflected in the consolidated financial statements. There are no transactions that have not been properly recorded in the accounting records underlying the consolidated financial statements.
16. We have no knowledge of any fraud or suspected fraud that affects the entity and involves:
    - Management;

- Employees who have significant roles in internal control; or
- Others where fraud could have a material effect on the consolidated financial statements.

17. We have no knowledge of any allegations of fraud, or suspected fraud, affecting the Company's consolidated financial statements communicated by employees, former employees, analysts, regulators or others.

18. We have complied with all requirements to ensure Artesian CPA, LLC remains independent of the Company and all affiliates in accordance with the independence rules established by the AICPA.

19. We have disclosed to you all known instances of non-compliance or suspected non-compliance with laws and regulations whose effects should be considered when preparing consolidated financial statements.

20. We are not aware of any pending or threatened litigation and claims whose effects should be considered when preparing the consolidated financial statements and we have not consulted legal counsel concerning litigation or claims <u>except as made known to you</u>.

21. We have disclosed to you the identity of the Company's related parties and all the related party relationships and transactions of which we are aware.

22. The Company has no plans or intentions that may materially affect the carrying value or classifications of assets and liabilities.

23. There are no violations or possible violations of laws or regulations whose effects should be considered for disclosure in the consolidated financial statements or as a basis for recording a loss contingency.

24. There are no known actual or possible litigation and claims whose effects should be considered and accounted for and disclosed in the consolidated financial statements and that have not been disclosed to you <u>except as made known to you</u>.

25. The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.

26. We have complied with all aspects of contractual agreements that would have a material effect on the consolidated financial statements in the event of non-compliance.

27. The consolidated financial statements include all expenses which have been incurred, whether paid by the Company or by others on behalf of the Company. There are no additional expenses of related entities or persons that are encumbered upon the Company.

28. The accounting and financial reporting policies disclosed and are complete.

29. The Company has no federal or state tax obligations as of each balance sheet date.

30. In preparing the consolidated financial statements in conformity with GAAP, management uses estimates. All estimates have been disclosed in the consolidated financial statements for which known information available prior to the issuance of the consolidated financial statements.

31. We have provided you all corporate actions, board minutes, resolutions, and all other information available on the governance of the Company.

32. We have elected a calendar year as our fiscal year.

33. The presentation of equity and is complete with respect to all forms of equity.
34. The Company asserts that the provided terms of all arrangements represent the totality of information and documentation (formal and informal) on all agreements and arrangements where formal executed contracts were not completed.
35. We agree with the adjusting journal entries proposed by Artesian CPA and have adjusted our records accordingly. We hereby take ownership for the consolidated financial statements as presented in the final audit report and have reviewed all changes to our internal consolidated financial statements proposed by Artesian CPA.
36. All events subsequent to the date of the consolidated financial statements and for which U.S. GAAP requires adjustment or disclosure have been adjusted or disclosed, as applicable.



_____

Kevin Wolf, President & CEO
Wind Harvest International, Inc.

WIND HARVEST INTERNATIONAL, INC.

CONSOLIDATED FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2021 AND 2020

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WIND HARVEST INTERNATIONAL, INC.
TABLE OF CONTENTS

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To the Board of Directors of
Wind Harvest International, Inc.
Sacramento, California

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying consolidated financial statements of Wind Harvest International, Inc. and subsidiary (the "Company"), which comprise the consolidated balance sheets as of December 31, 2021 and 2020, and the related consolidated statements of operations, changes in stockholders' deficit, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the consolidated financial statements, the Company has not generated revenues or profits since inception, has sustained net losses of $2,630,249 and $1,032,821 for the years ended December 31, 2021 and 2020, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2021 and 2020. As of December 31, 2021, the Company had an accumulated deficit of $18,035,679, limited liquid assets with cash of $96,845 and current liabilities in excess of current assets by $143,960. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the

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design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
July 22, 2022

KW

WIND HARVEST INTERNATIONAL, INC.
CONSOLIDATED BALANCE SHEETS

	December 31,			
	2021		**2020**	
ASSETS				
Current assets:				
Cash and cash equivalents	$	96,845	$	93,152
Subscription receivable		-		277,215
Inventory		122,345		-
Prepaids and other current assets		39,724		-
Total assets	$	258,914	$	370,367
LIABILITIES AND STOCKHOLDERS' DEFICIT				
Current liabilities:				
Accounts payable	$	213,420	$	37,551
Accrued expenses		51,751		-
Interest payable		137,703		3,056,876
Notes payable, net		-		1,767,922
Convertible notes payable		-		4,002,000
Total current liabilities		402,874		8,864,349
Interest payable		3,597,799		-
Notes payable, net		3,041,222		-
Convertible notes payable		4,242,000		-
Interest payable, related party		566,502		508,999
Notes payable, related party		1,501,666		1,506,506
Total liabilities		13,352,063		10,879,854
Commitments and contingencies (Note 7)				
Stockholders' deficit:				
Preferred stock, $0.0001 par value, 117,000,000 shares authorized, 92,880,172 shares and 92,640,172 shares issued and outstanding as of December 31, 2021 and 2020, respectively - liquidation preference of $4,644,009 and $4,632,009 as of December 31, 2021 and 2020, respectively		9,284		9,264
Common stock, $0.0001 par value, 162,000,000 shares authorized, 18,560,000 shares issued and outstanding as of both December 31, 2021 and 2020		1,856		1,856
Additional paid-in capital		4,931,390		4,884,823
Accumulated deficit		(18,035,679)		(15,405,430)
Total stockholders' deficit		(13,093,149)		(10,509,487)
Total liabilities and stockholders' deficit	$	258,914	$	370,367

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

	Year Ended December 31,	
	2021	**2020**
Net revenue	$ -	$ -
Operating expenses:		
General and administrative	738,436	102,484
Sales and marketing	91,081	13,179
Research and development	1,029,819	289,649
Total operating expenses	1,859,336	405,312
Loss from operations	(1,859,336)	(405,312)
Other income (expense), net		
Other income	1,589	-
Interest expense	(772,502)	(627,509)
Total other expense, net	(770,913)	(627,509)
Provision for income taxes	-	-
Net loss	$ (2,630,249)	$ (1,032,821)
Weighted average common shares outstanding - basic and diluted	18,560,000	18,560,000
Net loss per common share - basic and diluted	$ (0.14)	$ (0.06)

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

WIND HARVEST INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT

	Preferred Stock		Common Stock		Additional Paid-in	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balances at December 31, 2019	92,640,172	$ 9,264	18,560,000	$ 1,856	$ 4,882,548	$ (14,372,609)	$ (9,478,941)
Fair value of warrants issued	-	-	-	-	2,275	-	2,275
Net loss	-	-	-	-	-	(1,032,821)	(1,032,821)
Balances at December 31, 2020	92,640,172	9,264	18,560,000	1,856	4,884,823	(15,405,430)	(10,509,487)
Warrant exercise	240,000	20	-	-	11,976	-	11,996
Fair value of warrants issued	-	-	-	-	34,591	-	34,591
Net loss	-	-	-	-	-	(2,630,249)	(2,630,249)
Balances at December 31, 2021	92,880,172	$ 9,284	18,560,000	$ 1,856	$ 4,931,390	$ (18,035,679)	$ (13,093,149)

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

WIND HARVEST INTERANTIONAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2021	2020
Cash flows from operating activities:		
Net loss	$ (2,630,249)	$ (1,032,821)
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization of debt discount	24,673	8,557
Changes in operating assets and liabilities:		
Inventories	(122,345)	-
Prepaids and other current assets	(39,724)	-
Accounts payable	175,869	(56,078)
Accrued expenses	51,751	-
Interest payable	678,626	535,789
Interest payable, related party	57,503	57,507
Net cash used in operating activities	(1,803,896)	(487,046)
Cash flows from financing activities:		
Proceeds from notes	1,620,301	657,807
Proceeds from convertible notes	240,000	-
Offering costs	(32,318)	(76,055)
Repayment of notes	(27,550)	-
Repayment of related party notes	(4,840)	(4,653)
Proceeds from issuance of preferred stock	11,996	-
Net cash provided by financing activities	1,807,589	577,099
Net change in cash and cash equivalents	3,693	90,053
Cash and cash equivalents at beginning of year	93,152	3,099
Cash and cash equivalents at end of year	$ 96,845	$ 93,152
Supplemental disclosure of cash flow information:		
Cash paid for income taxes	$ -	$ -
Cash paid for interest	$ 5,072	$ 25,655
Supplemental disclosure of non-cash financing activities:		
Fair value of warrants issued in connection with notes payable	$ 34,591	$ 2,275
Original issuance discount on notes payable issued	$ 4,000	$ 21,847

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

1. NATURE OF OPERATIONS

Wind Harvest International, Inc. (the "Company") is a corporation formed on January 6, 2006 under the laws of the State of Delaware. The Company is designing and intends to produce and sell its Wind Harvester line of vertical axis wind turbines to customers and projects it develops.   The Company is headquartered in Sacramento, California.

On April 7, 2020, the Company formed a wholly-owned subsidiary Wind Harvest Pilot Project, Inc. ("WHPP"), a Delaware public benefit corporation. WHPP was formed to raise capital for the Company through Regulation CF and 506(c) offerings. WHPP loans this money to the Company to provide the capital needed to bring the Wind Harvester turbines through the commercialization process and advance the development of projects that will buy the Company's products.

2. GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the Company's ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated revenues or profits since inception, has sustained net losses of $2,630,249 and $1,032,821 for the years ended December 31, 2021 and 2020, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2021 and 2020. As of December 31, 2021, the Company had an accumulated deficit of $18,035,679, limited liquid assets with cash of $96,845 and current liabilities in excess of current assets by $143,960. These factors raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from investors to meet its obligations. No assurances can be given that the Company will be successful in these efforts. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities as a result of this uncertainty.

Subsequent to December 31, 2021, the Company has received additional proceeds through debt and equity issuances totaling $967,930 which has provided additional working capital to support its continuing operations. See Note 8.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year-end is December 31.

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary WHPP. All inter-company transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of the Company's consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to the valuations of common and preferred stock. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At December 31, 2021 and 2020, all of the Company's cash and cash equivalents were held at accredited financial institutions.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1—Quoted prices in active markets for identical assets or liabilities.

- Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

- Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company's assets and liabilities approximate their fair values.

Subscription Receivable

The Company records debt and stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the contributed capital is reclassified as a contra account to stockholders' deficit on the balance sheet.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the specific identification method. The inventory balance as of December 31, 2021, consists of raw material components intended for future use in products. The Company assesses its inventory at each reporting date for indications of impairment or obsolescence and writes down the inventory balance for any such impairments.

Impairment of Long-Lived Assets

Management continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, management assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, management recognizes an impairment loss based on the excess of the carrying amount over the fair value of the Company's long-lived assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

Revenue Recognition

The Company adopted ASU 2014-09*, Revenue from Contracts with Customers*, and its related amendments (collectively known as "ASC 606"), effective January 1, 2018. The Company determines revenue recognition through the following steps:

Identification of a contract with a customer;

- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when performance obligations are satisfied through the transfer of control of promised goods to the Company's customers in an amount that reflects the consideration expected to be received in exchange for transferring goods or services to customers. Control transfers once a customer has the ability to direct the use of, and obtain substantially all of the benefits from, the product. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance.

To date, the Company has not generated any revenue.

Sales and Marketing

Sales and marketing expenses includes advertising, public relations and business development costs. Advertising costs are expensed as incurred.

General and Administrative Expenses

General and administrative expenses consist primarily of consulting and professional services, as well as administrative expenditures.

Research and Development Expenses

Costs related to the development of the Company's technology are included in research and development expenses and are expensed as incurred in accordance with Accounting Standards Codification ("ASC") 730. Research and development costs primarily consist of third-party engineering fees and other personnel costs related to the Company's research and development activities.

Accounting for Preferred Stock

ASC 480, *Distinguishing Liabilities from Equity*, includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity.

Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, *Derivatives and Hedging*, is not required. Management determined that the host contract of the Company's preferred stock is more akin to equity, and accordingly, liability accounting is not required by the Company. The Company has presented preferred stock within stockholders' deficit.

Convertible Instruments

GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria includes circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

As of December 31, 2021 and 2020, the Company had no such conversion features.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes.* Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2021 and 2020, diluted net loss per share is the same as basic net loss per share for each year.

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases (Topic 842).* This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company is continuing to evaluate the impact of this new standard on its financial reporting and disclosures.

In June 2018, the FASB issued ASU No. 2018-07, *Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting* ("ASU 2018-07"). ASU 2018-07 eliminates the separate accounting model for nonemployee share-based payment awards and generally requires companies to account for share-based payment transactions with nonemployees in the same way as share-based payment transactions with employees. The accounting remains different for attribution, which represents how the equity-based payment cost is recognized over the vesting period, and a contractual term election for valuing nonemployee equity share options. ASU 2018-07 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2018, with early adoption permitted. The Company adopted ASU 2018-07 on January 1, 2019 and does not believe the adoption had a material impact on its consolidated financial statements as of December 31, 2021 and 2020.

In May 2014, the FASB issued ASC 606, providing new revenue recognition guidance that superseded existing revenue recognition guidance. The update, as amended, requires the recognition of revenue related to the transfer of goods or services to customers to reflect the consideration to which the entity expects to be entitled in exchange for those goods or services, as well as additional qualitative and quantitative disclosures about revenues. The Company adopted the new revenue recognition guidance as of January 1, 2020 using the modified retrospective method of transition for all contracts that were not completed as of that date. Management does not believe this treatment had a material impact through December 31, 2021.

In January 2017, the FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350), Simplifying Accounting for Goodwill Impairment ("ASU 2017-04"). ASU 2017-04 removes the requirement to perform a hypothetical purchase price allocation to measure goodwill impairment. A goodwill impairment will now be the amount by which a reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is currently evaluating the impact the adoption of ASU 2017-04 will have on its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-15, Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract ("ASU 2018-15"). ASU 2018-15 requires a customer in a cloud computing arrangement that is a service contract to follow the internal-use software guidance in ASC 350-40 to determine which implementation costs to defer and recognize as an asset. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. The Company adopted ASU 2018-15 on January 1, 2021 and does not believe the adoption had a material impact on its consolidated financial statements as of December 31, 2021 and 2020.

In August 2020, FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity; Own Equity ("ASU 2020-06"), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of consolidated financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The guidance is effective for consolidated financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company is currently evaluating the impact the adoption of ASU 2020-06 will have on its consolidated financial statements.

Management does not believe that any other recently issued accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4. **DEBT**

   Notes Payable

   The Company has entered into promissory notes with third-party investors. During the years ended December 31, 2021 and 2020, the Company entered into notes for aggregate principal amounts of $119,000 and $240,317, respectively. In 2021, the Company repaid principal on these notes in the amount of $27,550 and $6,380 of interest, of which, $5,072 was paid in cash and $1,308 was forgiven. In 2021 and 2020, the Company incurred original issue discounts of $4,000 and $21,847, respectively, pertaining to these notes, which were recorded as debt discounts and are amortized to interest expense over the life of the notes. Amortization expense was $11,120 and $7,582 for the years ended December 31, 2021 and 2020, respectively.

   The notes bear interest at rates ranging from 4 to 18%. Interest expense on these notes was $156,470 and $133,490 during the years ended December 31, 2021 and 2020, respectively. Accrued interest on the note payable was $515,807 and $365,717 as of December 31, 2021 and 2020, respectively. Notes that were issued prior to 2021 were in default as of December 31, 2020. In 2021, the maturity date of those notes was extended to September 1, 2024 with the exception of some notes that were repaid in 2021. Upon the maturity date, all outstanding principal and any unpaid interest is due.

   As of December 31, 2021 and 2020, the outstanding principal of these notes was $1,258,196 and $1,166,749, presented net of unamortized discounts of $30,901 and $37,521 for carrying amounts of $1,227,295 and $1,128,728, all respectively.

   Regulation CF and Regulation D Offerings

   In October 2020, the Company initiated a Regulation CF and 506(c) offering via its subsidiary WHPP. Under the offering, WHPP issued promissory notes that bear interest at 8 to 10% per annum and mature on December 31, 2027, at which point all then outstanding principal and accrued interest become due and payable. These notes are guaranteed by Wind Harvest International, Inc. In connection with the notes, investors are entitled to receive the proceeds from the sale of 640 common stock warrants for each $100 in note principal invested (see Note 5).

   As of December 31, 2021 and 2020, the Company has raised an aggregate principal of $1,916,515 and $692,429. In 2021 and 2020, the Company incurred issuance costs of $28,318 and $51,932, respectively, which were recorded as debt discounts and are amortized to interest expense over the life of the notes. As of December 31, 2020, the Company had a subscription receivable of $277,215 pertaining to the offering which was collected in 2021.

   WHPP was granted 7,834,138 and 4,431,546 warrants to purchase common stock in connection with the notes in 2021 and 2020, respectively. The total fair values of the warrants of $34,591 and $2,275 was recorded as a debt discount in 2021 and 2020, respectively, and are being amortized to interest expense over the life of the notes.

   Amortization expense on the debt discount was $13,553 and $976 for the years ended December 31, 2021 and 2020, respectively. Interest expense on these notes was $135,613 and $2,090 during the years ended December 31, 2021 and 2020, respectively, all of which was accrued and unpaid as of December 31, 2021. Interest payments on the accrued interest are due and payable each year.

   The following is a summary of notes payable for the years ended December 31, 2021 and 2020:

	Principal	Unamortized Debt Discount	Notes Payable, Net
Balance, December 31, 2019	$ 926,429	$ (23,755)	$ 902,674
Issuance of notes to third parties	240,317	(21,847)	218,470
Issuance of notes pursuant to Regulation CF offering	692,429	(54,208)	638,221
Amortization of debt discount	-	8,557	8,557
Balance, December 31, 2020	1,859,175	(91,253)	1,767,922
Issuance of notes to third parties	119,000	(4,000)	115,000
Repayments	(27,550)	-	(27,550)
Issuance of notes pursuant to Regulation CF offering	1,224,086	(62,909)	1,161,177
Amortization of debt discount	-	24,673	24,673
Balance, December 31, 2021	$ 3,174,710	$ (133,489)	$ 3,041,222

Convertible Notes Payable

From 2012 through 2021, the Company entered into several convertible promissory note agreements. The outstanding principal of the convertible notes was $4,242,000 and $4,002,000 as of December 31, 2021 and 2020, respectively. The notes bear interest at 10% per annum. In 2021 the maturity date of the previously issued notes was extended to September 1, 2024. Upon the maturity date, all outstanding principal and any unpaid interest is due. In connection with these notes, the Company granted warrants to purchase 27,517,336 shares of preferred stock of which 24,198,525 shares were outstanding and available for exercise as of December 31, 2021. The warrants had a fair value of $441,577, which were recorded as a debt discount and amortized to interest expense.

With respect to principal of $1,357,000 and $1,117,000 and accrued interest of $851,428 and $747,005 as of December 31, 2021 and 2020, respectively, upon a preferred equity financing of $1,500,000 - $2,000,000 (dependent upon the agreement), the outstanding principal and all accrued and unpaid interest shall automatically convert into shares of preferred stock at a conversion price equal to 90% - 100% (dependent upon the agreement) of the price per share at which such preferred stock was sold in the equity financing. With respect to the principal of $2,885,000 as of December 31, 2021 and 2020, and accrued interest of $2,230,564 and $1,962,064 as of December 31, 2021 and 2020, respectively, the notes are convertible into Series A Preferred stock at the holder's option at a conversion price of $0.05 per share.

Interest expense on these notes was $400,638 and $400,200 during the years ended December 31, 2021 and 2020 respectively. As of December 31, 2021 and 2020, accrued interest on convertible notes was $3,081,992 and $2,689,069, respectively.

Notes Payable, Related Party

In 2012, the Company entered into promissory notes with its founders and an entity that sold its assets to the Company in 2006. The outstanding principal of the related party notes was $1,501,666 and $1,506,506 as of December 31, 2021 and 2020, respectively.

The notes bear interest at 4% per annum. Interest expense on the notes was $60,163 and $60,353 during the years ended December 31, 2021 and 2020, respectively. As of December 31, 2021 and 2020, accrued interest on related party notes was $566,502 and $508,999, respectively.

The outstanding principal and accrued interest are payable thirty days from the trigger date, which is defined as the earliest of a) revenues of $50,000,000, b) EBITDA of $10,000,000 or c) a debt or equity financing of $25,000,000.

5. STOCKHOLDERS' EQUITY (DEFICIT)

Preferred and Common Stock

As of September 30, 2020, the Company's certificate of incorporation was amended and restated, which authorized the Company to issue up to 117,000,000 shares of preferred stock, designated as Series A Preferred Stock, and up to 162,000,000 shares of common stock, $0.0001 par value. The preferred stock is convertible into shares of common stock at a dilution protected one for one rate. From November 2021 to December 2021, the Company issued 240,000 shares of Series A Preferred Stock as a result of outstanding warrant exercises at an issuance price of $0.05 per share, for gross proceeds of $11,996.

The holders of each class of stock shall have the following rights and preferences:

Voting

The holders of preferred are entitled to vote, together with the holders of common stock as a single class, on all matters submitted to stockholders for a vote and have the right to vote the number of shares equal to the number of shares of common stock into which each share of preferred stock could convert on the record date for determination of stockholders entitled to vote. Certain Series A Preferred Stockholders have the right to designate one director.

Dividends

The Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock unless the holders of the preferred stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of preferred stock in an amount equal to 8% of the Original Issue Price (as defined below) per share per annum. Thereafter, any additional dividend shall be payable on a pro rata basis to the holders of common stock and preferred stock (assuming the conversion of preferred stock into common stock at the then current conversion price). The dividend shall not be cumulative and shall be payable only if, when and as declared by the Board of Directors. Through December 31, 2021, no dividends had been declared. The preferred stock Original Issue Price shall mean $0.05 per share.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, the holders of preferred stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders before any payment shall be made to the holders of common stock in an amount per share equal to the greater of (i) the Original Issue Price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of preferred stock been converted into common stock. The total liquidation preferences as of December 31, 2021 and 2020 amounted to $4,644,009 and $4,632,009, respectively.

Redemption

No class of stock shall have any redemption rights.

Conversion

Each share of preferred stock shall be convertible, at the option of the holder at any time into shares of common stock by dividing the Original Issue Price by the conversion price in effect at the time of conversion and subject to adjustment for certain dilutive events. The conversion price shall initially be equal to $0.05 per share. Each share of preferred stock is mandatorily convertible into one share of common stock upon a qualified initial public offering (as defined in the articles of incorporation) or upon the majority vote of the preferred stockholders.

As of December 31, 2021 and 2020, the Company had 92,880,172 and 92,640,172 shares of preferred stock issued and outstanding, respectively. As of December 31, 2021 and 2020, the Company had 18,560,000 shares of common stock issued and outstanding.

Warrants

Preferred Stock Warrants

As of December 31, 2021 and 2020, the Company had 23,938,025 and 24,418,125 outstanding warrants, respectively, to purchase shares of preferred stock. The warrants, issued between 2012 and 2016, have an exercise price of $0.05 per share and a ten-year term. As of December 31, 2021, all outstanding warrants were exercisable with a weighted average exercise price of $0.05 per share and a weighted average duration to expiration of 2.16 years. 240,000 warrants were exercised in 2021, as discussed in Note 5.

Common Stock Warrants

In connection with the notes issued by WHPP in its crowdfunding offering (Note 4), investors are entitled to receive proceeds from the exercise and sale of the resulting shares of common stock of WHI in the amount of 640 common stock warrants for each $100 in note principal invested. As of December 31, 2021 and 2020, WHPP was granted warrants to purchase 12,265,683 and 4,431,546 shares of the Company's common stock. The warrants have an exercise price of $0.01 per share and expire in December 2027 and January 2028. WHPP promissory note holders will receive a pro-rata share of the profits when the warrants are exercised and the shares issued under the warrants are sold by WHPP. As of December 31, 2021, no warrants were exercised.

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of the warrants granted:

	Year Ended December 31, 2021	Year Ended December 31, 2020
Risk-free interest rate	0.31-0.35%	0.24%
Expected term (in years)	3.00	3.50
Expected volatility	65.25%	65.25%
Expected dividend yield	0%	0%

As of December 31, 2021 and 2020, the total fair value of the warrants of $34,591 and $2,275, respectively, was recorded as a debt discount and is being amortized to interest expense over the life of the notes. Amortization expense on the debt discount was $2,471 and $976 for the years ended December 31, 2021 and 2020, respectively.

6. INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to cash to accrual differences and net operating loss carryforwards. As of December 31, 2021 and 2020, the Company had net deferred tax assets before valuation allowance of $5,562,727 and $2,181,029, respectively. The following table presents the deferred tax assets and liabilities by source:

	December 31,	
	2021	2020
Deferred tax assets:		
Net operating loss carryforwards	$ 4,353,434	$ 1,192,292
Cash to accrual differences	1,209,293	988,737
Valuation allowance	(5,562,727)	(2,181,029)
Net deferred tax assets	$ -	$ -

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2021 and 2020, cumulative losses through December 31, 2021, and no history of generating taxable income. Therefore, valuation allowances of $5,562,727 and $2,181,029 , were recorded as of December 31, 2021 and 2020, respectively. Valuation allowance increased by $3,381,698 during the year ended December 31, 2021. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 28.1%. The effective rate is reduced to 0% for 2021 and 2020 due to the full valuation allowance on its net deferred tax assets.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2021 and 2020, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $15,487,135 and $4,241,521, respectively.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2019-2021 tax years remain open to examination.

7. **COMMITMENTS AND CONTINGENCIES**

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

Lease Obligations

Effective November 10, 2021, the Company entered into a lease agreement for office space. The lease term commenced November 20, 2021, and expires after 48 months, on November 19, 2025. Monthly lease obligations under the agreement are base rent starting at $3,996 per month plus operating costs ranging from $1,358 to $1,484, but subject to actual expenses. The base rent is contractually escalated to $4,038 per month beginning November 20, 2022, $4,079 per month beginning November 20, 2023 and to $4,121 per month beginning November 20, 2024.

The Company entered into a lease agreement for a portion of the leased office space with a sub-lessor at a rate of $7,400 for the entire term of the lease. The 7-month lease term commenced November 2021 and expires in May 2022. The income from the sublease is recorded to other income on the consolidated statements of operations.

The minimum rental commitments for the next five years under the operating lease at December 31, 2021, are as follows:

Year Ending December 31		
2022	$	64,361
2023		65,354
2024		66,353
2025		59,599
2026		-
Thereafter		-
Total	$	255,667

8. **SUBSEQUENT EVENTS**

Subsequent to December 31, 2021, the Company has received proceeds of $648,500 from promissory note agreements with third-party investors. These notes consist of following:

$27,500 of promissory notes with terms substantially the same as those disclosed in Note 4, section *Regulation CF and Regulation D Offerings*. These notes included the issuance of warrants for the purchase of 176,000 shares of common stock.

$93,000 of promissory notes bearing interest at 10% and maturing in 2023.

$100,000 promissory notes bearing interest at 10%, due in 2023, convertible into 1,111,111 shares of preferred stock upon initiation of a preferred stock financing round.

$128,000 of convertible notes, bearing interest at 10%, maturing in 2024, with a 10% discount on auto conversion if/upon a triggering equity financing of $2,000,000 (including these and any other convertible notes).

$300,000 promissory notes bearing interest at 1% and maturing in December 2022. These notes included the issuance of warrants for the purchase of 700,000 shares of common stock.

The Company has also received proceeds of $334,430 pursuant to exercise of warrants into shares of preferred/common stock.

On February 15, 2022, the Company's certificate of incorporation was amended and restated, which authorized the Company to issue up to 117,000,000 shares of preferred stock, designated as Series A Preferred Stock, and up to 262,000,000 shares of common stock, $0.0001 par value. The preferred stock is convertible into shares of common stock at a dilution protected one for one rate.

As a result of the amended and restated certificate of incorporation, the Company adopted the *2022 Equity Incentive Plan* (the "Plan"). The Plan permits the grant of stock options and restricted stock to attract and retain talent. Under the Plan the Company may issue stock options having a term of ten years and a strike price of no less than fair value of the common stock. The Company has reserved 86,000,000 shares of common stock under the Plan. All shares of common stock remain available for grant under the Plan.

On July 8, 2022, the Company received notice regarding unasserted claims made by a former employee. Management has retained legal counsel and is evaluating these claims. At this time, management cannot reasonably determine the likelihood of any outcome in this matter, including its potential liability and as such, no accrual is necessary as of December 31, 2021.

Effective May 25, 2022, the Company extended its existing lease agreement for office space to include additional space. The lease term for the additional space commenced July 1, 2022, and expires on November 19, 2025. New monthly lease obligations under the agreement are base rent starting at $7,560 per month plus operating costs estimated at $2,880, but subject to actual expenses. The base rent is contractually escalated to $7,787 per month beginning November 20, 2022, $8,021 per month beginning November 20, 2023 and to $8,262 per month beginning November 20, 2024.

The Company entered into a lease agreement for a portion of the leased office space with a sub-lessor at a rate of $500 per month. The 6-month lease term commenced July 2022 and expires in November 2022.

Management has evaluated subsequent events through July 22, 2022, the date the consolidated financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these consolidated financial statements.